

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 20, 2016

William J. Weber
President and Chief Executive Officer
The KEYW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076

> **Re:** **The KEYW Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 9, 2015**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 001-34891**

Dear Mr. Weber:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services